

05044365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 25939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resource Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8725 Roswell Road, Suite O-307
(No. and Street)

Atlanta (City) Georgia (State) 30350 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry A. Marshall 770-645-1651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rudney Solomon Cohen & Felzer PC
(Name – *if individual, state last, first, middle name*)

The Marple Commons 2002 Sproul Road, Suite 102, Broomall, PA 19008
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Larry A. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Securities Corporation, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE J. MARSHALL
MY COMM. EXP.
NOTARY
PUBLIC
NOVEMBER 9, 2007
GWINNETT CO., GA

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RUDNEY SOLOMON COHEN & FELZER PC
RSCF

RESOURCE SECURITIES CORPORATION
AND ITS WHOLLY-OWNED SUBSIDIARIES

TABLE OF CONTENTS

The Marple Commons, Suite 102, 2002 Sproul Road • Broomall, Pa. 19008 • (610) 359-1051 • FAX (610) 359-1059
Members: Private Companies Practice Section of American Institute of Certified Public Accountants; Pennsylvania Institute of Certified Public Accountants

RUDNEY SOLOMON COHEN & FELZER PC 

August 2, 2005

Board of Directors
Resource Securities Corporation
Atlanta, Georgia

We have audited the accompanying consolidated statements of financial condition of RESOURCE SECURITIES CORPORATION AND ITS WHOLLY-OWNED SUBSIDIARIES as of June 30, 2005 and 2004, and the related consolidated statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RESOURCE SECURITIES CORPORATION AND ITS WHOLLY-OWNED SUBSIDIARIES at June 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2005 consolidated financial statements was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information on pages 15 through 20 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 (c)(3) of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Rudney Solomon Cohen & Felzer PC
CERTIFIED PUBLIC ACCOUNTANTS

Certified Public Accountants • Established 1930
The Marple Commons, Suite 102, 2002 Sproul Road • Broomall, Pa. 19008 • (610) 359-1051 • FAX (610) 359-1059
Members: Private Companies Practice Section of American Institute of Certified Public Accountants; Pennsylvania Institute of Certified Public Accountants

RESOURCE SECURITIES CORPORATION
AND ITS WHOLLY-OWNED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

JUNE 30,

ASSETS

	2005	2004
Current Assets		
Cash and cash equivalents	$ 44,368	$ 42,671
Certificates of deposits	29,954	29,395
Commissions and other receivables from clearing brokers and customers	51,349	54,494
Receivables from affiliated entities	46,656	43,604
Prepaid expenses and miscellaneous receivables	651	3,015
Total Current Assets	172,978	173,179
Property, Plant, and Equipment, Net	-	-
Other Assets		
Nonmarketable securities	8,650	8,650
Securities not readily marketable	24,518	-
Marketable securities	37,720	12,600
Total Other Assets	70,888	21,250
TOTAL ASSETS	$ 243,866	$ 194,429

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

RESOURCE SECURITIES CORPORATION
AND ITS WHOLLY-OWNED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

JUNE 30,

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Current Liabilities		
Accounts payable and accrued expenses	$ 1,292	$ 2,378
Commissions payable	10,362	15,807
Total Current Liabilities	11,654	18,185
Stockholder's Equity		
Common stock - $1 par value 501 shares authorized, issued and outstanding	501	501
Preferred stock - $1 par value 1,050,000 shares authorized, 600,000 shares issued and outstanding	600,000	600,000
Capital in excess of par value	192,939	192,939
Retained deficit	(497,277)	(523,107)
Accumulated other comprehensive income	16,738	(13,400)
	312,901	256,933
Less: treasury stock of 167 shares at cost	(80,689)	(80,689)
Total Stockholder's Equity	232,212	176,244
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 243,866	$ 194,429

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

RESOURCE SECURITIES CORPORATION
AND ITS WHOLLY-OWNED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30,

	2005	2004
Revenues		
Commissions	$ 255,485	$ 247,354
Interest income	9,240	7,367
Other income	523	526
Total Revenues	265,248	255,247
Expenses		
Salaries and benefits	-	17,617
Commissions	144,835	114,875
Depreciation expense	-	141
Other operating expenses	94,583	86,864
Loss on nonmarketable securities	-	8,650
Total Expenses	239,418	228,147
Income (Loss) before corporate income taxes	25,830	27,100
Corporate Income Taxes	-	-
NET INCOME (LOSS)	25,830	27,100
Other Comprehensive Income (Loss)		
Unrealized gain (loss) on securities	30,138	(3,500)
Total Comprehensive Income (Loss)	$ 55,968	$ 23,600

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

RESOURCE SECURITIES CORPORATION
AND ITS WHOLLY-OWNED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30,

	2005	2004
Cash Flows from Operating Activities		
Net income (loss) from continuing operations	$ 25,830	$ 27,100
Adjustments not requiring funds:		
Depreciation	-	141
Loss on nonmarketable securities	-	8,650
Adjustments to reconcile net income (loss) to net cash:		
Commissions and other receivables from clearing brokers and customers	3,145	(5,306)
Receivables from affiliated entities	(3,052)	3,689
Prepaid expenses and miscellaneous receivables	2,364	(2,642)
Deposits	-	2,400
Accounts payable and accrued expenses	(1,086)	728
Commissions payable	(5,445)	(1,286)
Cash Provided by Operating Activities	21,756	33,474
Cash Flows from Investing Activities		
Certificates of deposit	(559)	(258)
Purchase of Securities not readily marketable	(19,500)	-
Cash Used In Investing Activities	(20,059)	(258)
Net Increase in Cash and Cash Equivalents	1,697	33,216
Cash and Cash Equivalents at Beginning of Year	42,671	9,455
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 44,368	$ 42,671
Supplemental Disclosure of Cash Flows Information		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

RESOURCE SECURITIES CORPORATION
AND ITS WHOLLY-OWNED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	Common Stock	Preferred Stock	Capital in Excess of Par Value	Retained Deficit	Accumulated Other Comprehensive Income	Treasury Stock	Total
BALANCE JULY 1, 2003	$ 501	$ 600,000	$ 192,939	$ (550,207)	$ (9,900)	$ (80,689)	$ 152,644
Net Income for Year ended June 30, 2004	-	-	-	27,100	-	-	27,100
Other Comprehensive (Loss)	-	-	-	-	(3,500)	-	(3,500)
BALANCE AT YEAR END JUNE 30, 2004	$ 501	$ 600,000	$ 192,939	$ (523,107)	$ (13,400)	$ (80,689)	$ 176,244
Net Income for Year ended June 30, 2005	-	-	-	25,830	-	-	25,830
Other Comprehensive Income	-	-	-	-	30,138	-	30,138
BALANCE AT YEAR END JUNE 30, 2005	$ 501	$ 600,000	$ 192,939	$ (497,277)	$ 16,738	$ (80,689)	$ 232,212

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

RESOURCE SECURITIES CORPORATION AND ITS WHOLLY-OWNED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005 AND 2004

NOTE #1 NATURE OF BUSINESS

The Company is a securities broker-dealer registered under the Securities Exchange Act of 1934 and its activities include marketing direct participation programs and a securities business on a fully disclosed basis.

NOTE #2 SIGNIFICANT ACCOUNTING POLICIES

A. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Ruff Insurance Service Corporation – The Company is currently receiving only residuals from insurance sold in previous years and is not currently soliciting any new business.

Resource Asset Management Corporation – The Company is registered with the Securities and Exchange Commission as an investment advisor, providing services to the general public. The Company has discontinued billing or collecting any investment advisory fees as of August 2003.

All material intercompany transactions are eliminated in consolidation.

B. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	2005	**2004**
Total Assets	$73,264	$68,953
Stockholder's Equity	69,933	$66,516

The subsidiaries stockholder's equity are not included in the Company's net capital computation in accordance with Rule 15c3-1. The subsidiaries are not consolidated on Form X-17A-5, Part IIA filed by the Company.

RESOURCE SECURITIES CORPORATION
AND ITS WHOLLY-OWNED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005 AND 2004

NOTE #2 SIGNIFICANT ACCOUNTING POLICIES (con't)

C. Depreciation

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally 5 to 7 years, using accelerated methods.

Property, plant and equipment consist of the following:

	2005	2004
Furniture, fixtures and equipment	$38,788	$38,788
Less: accumulated Depreciation	38,788	38,788
PROPERTY, PLANT AND EQUIPMENT	$ 0	$ 0

D. Revenues and Expenses

Securities transactions and related revenues and expenses are recognized on the trade date.

E. Income Taxes

The Company and its subsidiaries file a consolidated income tax return.

F. Consolidated Statements of Cash Flows

For purposes under the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of thirty days or less to be cash equivalents.

NOTE #3 USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RESOURCE SECURITIES CORPORATION AND ITS WHOLLY-OWNED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005 AND 2004

NOTE #4 TRANSACTIONS WITH RELATED PARTIES

The Company was owed $46,656 and $43,604 from the principal shareholder as of June 30, 2005 and 2004, respectively. All advances and borrowings are short-term in duration. Interest is charged at the rate of 7% on all loans.

The Company also paid management fees to an affiliated entity in the amount of $20,450 for the year ended June 30, 2005.

Beginning March 2004, the Company leases its office space from a shareholder for $2,500 per month on a month to month lease. Rent expense paid to the shareholder was $30,000 and $10,000 for the years ended June 30, 2005 and 2004, respectively.

NOTE #5 NONMARKETABLE SECURITIES

The Company had purchased 1300 warrants of the National Association of Securities Dealers, Inc. to purchase shares of common stock of the NASDAQ Stock Market, Inc. The warrants expire on June 27, 2006 at an exercise price of $16 per share of common stock.

The warrants have no ascertainable market value and, therefore, are recorded in the consolidated financial statement at cost, less the expired portion of the warrants as of June 30, 2005.

NOTE #6 MARKETABLE SECURITIES AND SECURITIES NOT READILY MARKETABLE

The Company has 2,000 shares of common stock of the Nasdaq Stock Market, Inc. at June 30, 2005 and 2004 and 1,300 shares of Voting Trust Certificates of the Nasdaq Stock Market, Inc. at June 30, 2005.

	Market Value	Cost	Other Comprehensive Income (Loss)
6/30/05	62,238	45,500	16,738
6/30/04	12,600	26,000	(13,400)

RESOURCE SECURITIES CORPORATION
AND ITS WHOLLY-OWNED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005 AND 2004

NOTE #7 LEASES AND COMMITMENTS

The Company leases office space and equipment under noncancellable lease agreements which expired on various dates through the year 2005. Rent expense for the years ended June 30, 2005 and 2004 aggregated $34,509 and $33,718, respectively.

At June 30, 2005, there were no minimum required future rental commitments on noncancellable leases in excess of one year.

NOTE #8 INCOME TAXES

The Company has, at June 30, 2005, unused net operating loss carryforwards for Federal tax purposes as follows:

Year Originated		
June 30, 1992	15,389	Expires 2007
June 30, 1994	61,027	Expires 2009
June 30, 1997	34,277	Expires 2012
June 30, 1998	30,371	Expires 2016
June 30, 1999	7,506	Expires 2017
June 30, 2000	24,583	Expires 2018
June 30, 2002	7,402	Expires 2020
June 30, 2003	192	Expires 2021

NOTE #9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. The Company had net capital of $97,259 and $74,936 and excess capital of $96,104 and $72,912, for the years ended June 30, 2005 and 2004, respectively. The Company is also subject to regulation 1.17 of the Commodity Futures Trading Commission (CFTC). At June 30, 2005, the Company had to maintain a minimum net capital of $30,000.

The Company had excess net capital of $67,259 and $44,936 for purposes of regulation 1.17 for the years ended June 30, 2005 and 2004, respectively.

RESOURCE SECURITIES CORPORATION
AND ITS WHOLLY-OWNED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005 AND 2004

NOTE #9 NET CAPITAL REQUIREMENTS (con't)

This was accomplished as follows:

	Resource Securities Corp.	Ruff Insurance Corp.	Resource Asset Management Corp.	Consolidating Entries	Total
			ASSETS		
Cash and cash equivalents	$ 41,533	$ -	$ 2,835	$ -	$ 44,368
Certificates of deposit	10,000	-	19,954	-	29,954
Commissions and other receivables from clearing brokers and customers	51,127	158	64	-	51,349
Prepaid expenses and miscellaneous receivables	285	-	366	-	651
Intercompany & related party balances	-	3,231	46,656	(3,231)	46,656
Fixed assets - net of accumulated depreciation	-	-	-	-	-
Deposits	-	-	-	-	-
Investment in subsidiaries	131,000	-	-	(131,000)	-
Nonmarketable securities	8,650	-	-	-	8,650
Securities not readily marketable	24,518	-	-	-	24,518
Marketable securities	37,720	-	-	-	37,720
TOTAL ASSETS	$ 304,833	$ 3,389	$ 69,875	$ (134,231)	$ 243,866

RESOURCE SECURITIES CORPORATION
AND ITS WHOLLY-OWNED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005 AND 2004

NOTE #9 NET CAPITAL REQUIREMENTS (con't)

This was accomplished as follows:

	Resource Securities Corp.	Ruff Insurance Corp.	Resource Asset Management Corp.	Consolidating Entries	Total
			LIABILITIES & STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$ 1,192	$ -	$ 100	$ -	$ 1,292
Commissions payable	10,362	-	-	-	10,362
Intercompany & related party balances	-	-	3,231	(3,231)	-
Common stock	501	1,000	500	(1,500)	501
Preferred stock	600,000	-	-	-	600,000
Capital in excess of par value	192,939		129,500	(129,500)	192,939
Retained earnings (deficit)	(436,210)	2,389	(63,456)	-	(497,277)
Treasury stock	(80,689)	-	-	-	(80,689)
Accumulated other comprehensive income	16,738	-	-	-	16,738
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 304,833	$ 3,389	$ 69,875	$ (134,231)	$ 243,866

RESOURCE SECURITIES CORPORATION
AND ITS WHOLLY-OWNED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005 AND 2004

NOTE #9 NET CAPITAL REQUIREMENTS (con't)

Effective July 1, 1993, the Company no longer receives customer securities or cash to forward to a clearing firm. This policy reduced net capital requirements to $5,000 under the Security and Exchange Commissions net capital rule.

Many of the states place various minimum tangible net worth requirements on the Company and its subsidiary. At June 30, 2005, the maximum amount of minimum tangible net worth was as follows:

Resource Securities Corporation	$50,000
Resource Asset Management Corporation	$20,000

In order to properly calculate the above-mentioned net capital computation, the Company has to remove the effect of all subsidiary balances within the financial statements.

NOTE #10 EXEMPTION UNDER RULE 15c3-3

The Company does not maintain customer accounts nor securities for customers. Further, the Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii). Because the Company is exempt from Rule 15c3-3, there is no reserve requirements, no procedures for safeguarding of securities and no associated computation for determination of the reserve requirements.

NOTE #11 COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position of the Company.

RESOURCE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1

AS OF JUNE 30, 2005

Computation of Net Capital

Total stockholder's equity	$ 293,279
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	293,279
Add liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	293,279
Deduct undue concentration - marketable securities	3,829
Deduct customer unsecured debit balances	144
Deduct nonallowable assets:	
Commissions receivable - other	21,911
Investment in subsidiaries	131,000
Prepaid expenses and miscellaneous receivables	285
Certificate of deposit - haircut	25
Nonmarketable securities	8,650
Securities not readily marketable	24,518
Marketable securities	5,658
Total Nonallowable Assets	192,047
NET CAPITAL	$ 97,259

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

RESOURCE SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENTS PURSUANT TO SEC RULE 15C3-1

AS OF JUNE 30, 2005

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 1,192
Commissions payable	10,362
Total Aggregate Indebtedness	$ 11,554
Ratio of aggregate indebtedness to net capital	.12 to 1
Computation of Basic Net Capital Requirements:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 770
Minimum dollar net capital required (SEC)	$ 5,000
Net capital requirements (CFTC)	$ 30,000
Excess net capital	$ 67,259
Excess capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 96,104
Reconciliation with Company's computations (included in Part IIA of Form X-17A-5 as of June 30, 2003:	
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	110,965
Net adjustments:	
Increase in customer unsecured balances	(144)
Reduction in certificate of deposit - haircut	25
Recording of additional expenses	(8)
Additional comprehensive income	5,018
Additional non-allowable receivables	9
Additional non-allowable securities not readily marketable	(24,518)
Reduction in non-allowable marketable securites	2,925
Reduction in undue concentration	2,987
NET CAPITAL	$ 97,259

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

RUDNEY SOLOMON COHEN & FELZER PC 

SUPPLEMENTAL REPORT OF INDEPENDENT ACCOUNTANTS

August 2, 2005

Board of Directors
Resource Securities Corporation
and Its Wholly-Owned Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Resource Securities Corporation and Its Wholly-Owned Subsidiaries, for the year ended June 30, 2005 we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities as required by Note 15c3-3.

Certified Public Accountants • Established 1930
The Marple Commons, Suite 102, 2002 Sproul Road • Broomall, Pa. 19008 • (610) 359-1051 • FAX (610) 359-1059
Members: Private Companies Practice Section of American Institute of Certified Public Accountants; Pennsylvania Institute of Certified Public Accountants



The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rudney Solomon Cohen + Felzer PC
CERTIFIED PUBLIC ACCOUNTANTS

RESOURCE SECURITIES CORPORATION
SUPPLEMENTAL STATEMENT OF FINANCIAL CONDITION
CONSISTENT WITH FORM X-17A-5 PART IIA

JUNE 30, 2005

ASSETS

	Allowable	Nonallowable	Total
Cash and cash equivalents	$ 41,533	$ -	$ 41,533
Certificates of deposit	9,975	25	10,000
Commissions and other receivables from clearing brokers and customers	29,216	21,911	51,127
Marketable securities	32,062	5,658	37,720
Furniture and equipment, less accumulated depreciation	-	-	-
Prepaid expenses and miscellaneous receivables	-	285	285
Investment in subsidiaries	-	131,000	131,000
Securities not readily marketable	-	24,518	24,518
Nonmarketable securities	-	8,650	8,650
TOTAL ASSETS	$ 112,786	$ 192,047	$ 304,833

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 1,192
Commissions payable	10,362
Total Liabilities	11,554

STOCKHOLDER'S EQUITY

Common stock - authorized, issued and outstanding 501 shares of $1 par value	501
Preferred stock - 1,050,000 shares authorized; 600,000 shares issued and outstanding $1 par value	600,000
Capital in excess of par value	192,939
Retained deficit	(436,210)
Less: common stock in treasury - at cost, 167 shares	(80,689)
Accumulated other comprehensive income	16,738
Total Stockholder's Equity	293,279
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 304,833

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS